Via Facsimile and U.S. Mail
Mail Stop 4720

May 28, 2010

Anthony J. Park
Chief Financial Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

Re: **Fidelity National Financial, Inc.**
      Schedule 14A filed April 15, 2010
      File Number: 001-32630

Dear Mr. Park:

       We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 15, 2010
<u>Compensation Discussion and Analysis and Executive and Director Compensation</u>
<u>Establishing Executive Compensation Levels, page 14</u>

1. On page 15, you disclose that you used three marketplace data sources in determining 2009 compensation levels. You disclose that the second source is "publicly-available compensation information for a group of approximately 80 publicly-traded companies, which were selected because they had revenues of

between $5 billion to $7 billion." Please provide us with draft disclosure for your 2011 proxy statement which provides:
- all the names of the companies included in this benchmark;
- if you benchmarked against a survey in its entirety, the name of the survey; or
- if you used a subset of companies from a survey, the name of the survey and the specific selection criteria used in the database to select the companies in this benchmark group.

Annual Performance-Based Cash Incentive, page 17

2. Please provide us with draft disclosure for your 2011 proxy statement which provides the following for your 2011 performance-based cash incentive payments:

- the corporate performance threshold, target and maximum performance level for each goal that has been established and
- the weighting of the performance goals.

Please also confirm that in your 2011 proxy statement you will discuss how your committee arrived at the specific payment amounts. For example, you disclose that your committee retains discretion to reduce the amounts earned. If your committee exercises discretion and/or evaluates performance, please confirm that you will describe the evaluation of the respective executive officer with specific factors that lead to the committee's conclusions and describe how this evaluation will affect the actual bonuses to be paid. To the extent that the goals are quantified, the discussion should also be quantified.

Long-Term Equity Incentives, page 20

3. Please confirm that in your 2011 proxy statement you will revise your discussion of the factors considered in granting your Long-Term Equity Incentive Awards to discuss how your committee arrives at the specific awards to be granted for each named executive officer.

Long-Term Equity Incentives, page 20

4. Please file a copies of your January 2009 and April 2009 LandAmerica Synergy Incentive Programs pursuant to Item 601(b)(10)(iii) of Regulation S-K. You disclose that the participants earned the maximum incentives and that the pool was allocated "among employees based on their ability to achieve synergy results." To the extent you establish another similar compensation program in the

future, please confirm that in addition to the disclosure you have provided for this plan, you will disclose

- how you determined the size of the incentive pool;
- for each named executive officer, the threshold, target and maximum incentive amounts for each goal;
- your Compensation Committee's evaluation of each goal at the end of the fiscal year; and
- how the level of achievement will affect the actual bonuses to be paid.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director